Pricing Supplement No. 63 dated March 21, 2007.                                       Filed pursuant to Rule 424(b)(5)
(To Prospectus dated April 12, 2006 and Prospectus                                                 File No. 333-130089
Supplement dated April 12, 2006)
This Pricing Supplement consists of 8 pages.

                         HARTFORD LIFE INSURANCE COMPANY
                                    DEPOSITOR

                            SECURED MEDIUM-TERM NOTES
                                 ISSUED THROUGH

                   HARTFORD LIFE GLOBAL FUNDING TRUST 2007-003

                EXTENDIBLE FLOATING RATE NOTES DUE MARCH 15, 2009

The description in this Pricing Supplement of the particular terms of the Secured Medium-Term Notes offered hereby and the Funding Agreement sold by Hartford Life Insurance Company to the Trust specified herein supplements the description of the general terms and provisions of the Notes and the Funding Agreements set forth in the accompanying Prospectus and Prospectus Supplement, to which reference is hereby made.

                                          PROVISIONS RELATING TO THE NOTES
Principal Amount:        $300,000,000                        Type of Interest Rate:  [ ] Fixed  [X] Floating

Price to Public:         100%                                If Fixed Rate Notes:  Not applicable.

Net Proceeds to Trust:   $299,850,000                                   Interest Rate:   Not applicable.

CUSIP Number:            41659EFM4                           If Floating Rate Notes:  Initial Interest Rate: The
                                                             Initial Interest Rate for the Notes offered by this
Agent's Discount:        0.05%                               Pricing Supplement will be three month LIBOR plus
                                                             0.02%, determined in accordance with the provisions of
Issuance Date:           March 28, 2007                      this Pricing Supplement and the Prospectus Supplement
                                                             on the second London Banking Day immediately preceding
Stated Maturity Date:    The Initial Stated Maturity         the Issuance Date.
Date, the Final Stated Maturity Date or any other
maturity date resulting from the failure to elect
to extend the maturity of all or a portion of                Base Rate:    [ ] CD Rate     [ ] Commercial Paper
the Notes (as set forth in Rate the attached schedule).                    [ ] CMT Rate    [ ] Federal Funds Rate
                                                                           [X] LIBOR       [ ] Treasury Rate
                                                                           [ ] Prime Rate  [ ] Other (See Attached)

Initial Stated Maturity Date: March 15, 2009, or if          If LIBOR:    [X] LIBOR Reuters Page: LIBOR01
such day is not a Business Day, the immediately preceding                 [ ] Libor Telerate Page
Business Day.                                                                 Designated LIBOR Currency:  U.S. Dollars

Final Stated Maturity Date:   March 15, 2012, or, if         If CMT Rate, Telerate Page:   [ ] 7051    [ ] 7052
such day is not a Business Day, the immediately preceding       If 7052: [ ] Weekly Average   [ ] Monthly Average
Business Day.                                                   Designated CMT Maturity Index:

Initial Interest Payment Date: June 15, 2007; provided that  Interest Reset Dates: The 15th of each March, June, September
if such day is not a Business Day, such Interest             and December; provided that if such day is not a Business Day,
Payment Date will be the next succeeding day that is a       such Interest Reset Date will be the next succeeding day
Business Day, unless that succeeding Business Day would      that is a Business Day, unless that succeeding
fall in the calendar

month, in which case such Interest Payment Date will be the  Business Day would fall in the next calendar month, in
immediately preceding Business Day.                          which case such Interest Reset Date will be the immediately preceding Business Day.

Interest Payment Dates: The 15th day of each March, June,    Initial Interest Reset Date: June 15, 2007; provided that
September and December; provided that (1) if such            if such day is not a Business Day, such Interest Reset Date
Interest Payment Date (other than the maturity date) is not  will be the next succeeding day that is a Business Day, a Business Day, such Interest Payment Date will be the next  unless that succeeding Business Day would fall in the next
succeeding day that is a Business Day, unless that           calendar month, in which case such Interest Reset Date will
succeeding Business Day would fall in the next calendar      be the immediately preceding Business Day.
month, in which case such Interest Payment Date will be the
immediately preceding Business Day and (2) the final
Interest Payment Date of any Note will be the maturity date  Index Maturity:  Three Month.
of such Note.
                                                             Interest Rate Determination Dates: As specified in the
Specified Currency:        U.S. Dollars.                         Prospectus Supplement for the indicated base rate.

Regular Record Dates:      15 days prior to each Interest    Spread: See attached schedule
                           Payment Date.                     Spread Multiplier:  N/A.
                                                             Maximum Interest Rate:  None.
Day Count Convention: Actual/360                             Minimum Interest Rate:  None.

Computation of Interest:  As specified in the                Floating Rate/Fixed Rate Note:  [ ] Yes  [X] No. If yes:
   Prospectus Supplement for the indicated base rate.            Fixed Rate:
                                                                 Fixed Rate Commencement Date:
Authorized Denominations:  $1,000 integral amounts.
                                                             Inverse Floating Rate Note [ ] Yes [X] No If yes,
Optional Redemption:   Yes [X]  No [ ]                           Fixed Interest Rate:
    Optional Redemption Date:  See attached schedule.
    Initial Redemption Percentage:  100%                     Sinking Fund:  None.
    Annual Percentage Reduction:  Not Applicable
    Redemption may be:     [ ]  In whole only.               Calculation Agent: The Bank of New York
                           [X]  In whole or in part.         Trust Company, N.A.

                                                             Exchange Rate Agent: None.

                                                             Securities Exchange Listing:  None.
Optional Repayment:  [ ] Yes [X] No
    Optional Repayment Dates:                                Additional Amounts to be Paid: [ ] Yes [X] No

Amortizing Note:  [ ] Yes (See attached) [X] No              Special Tax Considerations: See attached schedule.

Discount Note:  [ ] Yes  [X] No If Yes:
   Total Amount of Discount:
   Yield to Maturity:

Agents: Wachovia Capital Markets, LLC

Other Provisions Relating to the Notes: See attached schedule.

                  INFORMATION RELATING TO THE FUNDING AGREEMENT
Funding Agreement Provider: Hartford Life Insurance Company      Type of Interest Rate: [ ] Fixed [X] Floating

                                                                 If Fixed Rate Funding Agreement: Interest Rate:

Funding Agreement:         FA-407003                             If Floating Rate Funding Agreement:  Initial Interest
                                                                 Rate: The Initial Interest Rate for the Funding
Contract Payment:          $300,000,015                          Agreement offered by this Pricing Supplement will be
                                                                 three month LIBOR plus 0.02%, determined in accordance
Deposit Amount:            $299,850,015                          with the provisions of this Pricing Supplement and the
(if different from Contract Payment)                             Prospectus Supplement  on the second London Banking Day
                                                                 immediately preceding the Issuance Date.

Effective Date:            March 28, 2007

Stated Maturity Date:      March 15, 2012                        Base Rate:  [ ] CD Rate     [ ] Commercial Paper Rate
                                                                             [ ] CMT Rate    [ ] Federal Funds Rate
Initial Interest Payment Date: June 15, 2007; provided that                  [X] LIBOR       [ ] Treasury Rate
if such day is not a Business Day, such Interest Payment                     [ ] Prime Rate  [ ] Other (See Attached)
Date will be the next succeeding day that is a Business Day,
unless that succeeding Business Day would fall in the next          If LIBOR:   [X] LIBOR Reuters Page: LIBOR01
calendar month, in which case such Interest Payment Date                        [] Libor Telerate Page
will be the immediately preceding Business Day.                                 Designated LIBOR Currency: U.S. Dollars


Interest Payment Dates:  The 15th day of each March, June,        If CMT Rate, Telerate Page:  [ ] 7051 [ ] 7052
September and December; provided that (1) if such                  If 7052:  [ ] Weekly Average  [ ] Monthly Average
Interest Payment Date (other than the redemption payment              Designated CMT Maturity Index:
date specified in the schedule) is not a Business Day,
such Interest Payment Date will be the next succeeding day       Interest Reset Dates:  The 15th of each March, June,
that is a Business Day, unless that succeeding Business          September and December; provided that if such day
Day would fall in the next calendar month in which case          is not a Business Day, such Interest Reset Date will
such Interest Payment Date will be the immediately               be the next succeeding day that is a Business Day,
preceding Business Day and (2) the final Interest Payment        unless that succeeding Business Day would fall in the
Date for the applicable portion of the Funding Agreement         next calendar month, in which case such Interest Reset
will be the Stated Maturity Date or the redemption payment       Date will be the immediately preceding Business Day.
date specified in the schedule.
                                                                 Initial Interest Reset Date:  June 15, 2007; provided
Specified Currency:  U.S. Dollars.                               that if such day is not a Business Day, such Interest Reset
                                                                 Date will be the next succeeding day that is a Business Day,
Day Count Convention:  Actual/360                                unless that succeeding Business Day would fall in the next calendar month, in which case such Interest Reset Date will
Computation  of Interest: As specified in the Prospectus         be the immediately preceding Business Day.
   Supplement for the indicated base rate.
                                                                 Index Maturity:  Three  month
Optional Redemption:  Yes [X] No [ ]
Optional Redemption Date:  See attached schedule.                Interest Rate Determination Date:  As specified in the
Initial Redemption Percentage: See attached schedule.            Prospectus Supplement for the indicated base rate.
Annual Percentage Reduction:    None.
Redemption may be:   [ ] In whole only.                          Spread: See attached schedule.
                     [X] In whole or in part.                    Spread Multiplier:     N/A.
                                                                 Maximum Interest Rate: None.
Other Redemption Terms: See attached schedule.                   Minimum Interest Rate: None.

Optional Repayment:  [ ]  Yes [X] No
   Optional Repayment Dates:                                     Floating Rate/Fixed Rate Funding Agreement:  [ ] Yes [X] No
                                                                 If yes:  Fixed Rate:
Discount Funding Agreement:  [ ] Yes   [X] No. If yes:                    Fixed Rate Commencement Date:
   Total Amount of Discount:
Yield to Maturity:                                               Inverse Floating Rate Funding Agreement: [ ] Yes [X] No
Additional Amounts to be Paid:  [ ] Yes [X] No                      If yes:    Fixed Interest Rate:

Amortizing Funding Agreement:   [ ] Yes  (See attached)
                                [X] No

Special Tax Considerations:   None

Other Provisions Relating to the Funding Agreement: See attached schedule.




                    INFORMATION PERTAINING TO THE RATINGS OF
                       THE NOTES AND THE FUNDING AGREEMENT

It is anticipated that, as of March 28, 2007, both the Notes and the Funding Agreement will be rated by the indicated rating agencies as follows:


              Standard & Poor's:  AA-            Moody's: Aa3


It is anticipated that, as of March 28, 2007, the Notes will be rated by the indicated rating agencies as follows:

              A.M. Best:          aa-            Fitch:  AA

The ratings also extend to the Program under which the Notes are issued.

                        SCHEDULE OF ADDITIONAL PROVISIONS

                          PROVISIONS RELATING TO NOTES

EXTENSION ELECTION:

         The Notes will mature on the Initial Stated Maturity Date, unless the maturity of all or any portion of the principal amount of the Notes is extended in accordance with the procedures described below. In no event will the maturity of the Notes be extended beyond the Final Stated Maturity Date.

         During a notice period relating to an Election Date (as defined below) you may elect to extend the maturity of all or any portion of the principal amount of your Notes (in any multiple of $1,000) so that the maturity of your Notes will be extended to the Corresponding Maturity Date (as defined below) for the immediately following Election Date; provided, however, if such maturity date is not a Business Day, the maturity of such Notes will be the immediately preceding Business Day. The "Election Dates" are the 15th day of each June, September, December and March, or, if such day is not a Business Day, the next day that is a Business Day, commencing on June 15, 2007 and ending on March 15, 2010. The respective "Corresponding Maturity Date" for each Election Date is the 15th day of the 24th calendar month following the Election Date for which an election to extend is made. If no election is made, the maturity date of the Notes is the Corresponding Maturity Date for the immediately preceding Election Date. For example, if you do not elect to extend a portion of your Notes on the Election Date of June 15, 2007, such portion of your Notes will mature on March 15, 2009. Similarly, if you elect to extend a portion of your Notes on the Election Date of June 15, 2007, such portion of your Notes will then be scheduled to mature (barring a subsequent valid election) on June 15, 2009.

         To make an effective election, you must deliver a notice of election during the notice period for an Election Date. The notice period for an Election Date begins on the sixth Business Day prior to the Election Date and ends on the Business Day immediately preceding the Election Date. Your notice of election must be delivered to The Bank of New York Trust Company, N.A., the Paying Agent for the Notes, through the normal clearing system channels described in more detail below, no later than the close of business in New York City on the last Business Day in the notice period, at which time such notice becomes irrevocable.

REDEMPTION:

         If, with respect to any Election Date, you do not elect to extend the maturity of all or a portion of the principal amount of your Notes, the Trust may redeem, in whole or in part, the principal amount of the Notes for which you have failed to make such an election, as of any date prior to the Corresponding Maturity Date in accordance with the Prospectus Supplement; provided, that notwithstanding the Prospectus Supplement, the written notice of redemption must be given to each applicable holder of the Notes to be redeemed not more than 20 nor less than 15 days prior to the applicable date of redemption.

SPREAD:

         The spread for the Notes for the indicated periods is as follows:

                  PERIOD                                                                       SPREAD
                  ------                                                                       ------
     From and including the Issuance Date to but not including March 15, 2009                  + 0.02%
     From and including March 15, 2009 to but not including March 15, 2010                     + 0.03%
     From and including March 15, 2010 to but not including the Final Stated Maturity Date     + 0.04%

         If, with respect to any Election Date, you do not make an election to extend the maturity of all or a portion of the principal amount of your Notes, the principal amount of the Notes for which you have failed to make such an election will become due and payable on the earlier of the Initial Stated Maturity Date or such later Corresponding Maturity Date related to the relevant Election Date on which the Notes were not extended, or, if such day is not a Business Day, the immediately preceding Business Day. The principal amount of the Notes for which such election is not exercised will be represented by a new
Note issued on such Election Date. The Note so issued will have the same terms as the Notes, except that it will not be extendible, will have a separate CUSIP number will be subject to redemption as described above and its maturity date will be the earlier of the Initial Stated Maturity Date or such later Corresponding Maturity Date related to the relevant Election Date on which the Notes were not extended, or, if such date is not a Business Day, the immediately preceding Business Day. The failure to elect to extend the maturity of all or any portion of the Notes will be irrevocable and will be binding upon any subsequent holder of such Notes.

         The Notes are issued in registered global form and remain on deposit with DTC, the depositary for the Notes. Therefore, you must exercise the option to extend the maturity of your Notes through the depositary. To ensure that the depositary receives timely notice of your election to extend the maturity of all or a portion of your Notes, so that it can deliver notice of your election to the Paying Agent prior to the close of business in New York City on the last Business Day in the notice period, you must instruct the direct or indirect participant through which you hold an interest in the Notes in accordance with the then applicable operating procedures of the depositary.

         The depositary must receive any notice of election from its participants no later than 12:00 noon (New York City time) on the last Business Day in the notice period for the depositary to deliver timely notice of your election to the Paying Agent. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to the depositary.

                SPECIAL TAX CONSIDERATIONS RELATING TO THE NOTES

         The following discussion is based on the opinion of Sidley Austin LLP, special tax counsel to Hartford Life Insurance Company ("SPECIAL TAX COUNSEL") and supplements the general discussion of certain U.S. federal income tax considerations contained in the accompanying Prospectus Supplement.

         As more fully discussed in the accompanying Prospectus Supplement, Hartford Life Insurance Company intends to take the position, for U.S. federal income tax purposes, that the Trust will be disregarded. In addition, the Funding Agreement will provide that the Trust and Hartford Life Insurance Company each agree to disregard the Funding Agreement for U.S. federal income tax purposes. Together, these positions, if accepted by the courts and the Internal Revenue Service (the "IRS"), will result in the Notes being treated for U.S. federal income tax purposes as indebtedness of Hartford Life Insurance Company (the "INTENDED TAX CHARACTERIZATION"). Each holder of a Note (or any beneficial interest therein), by acceptance of the Note (or beneficial interest therein), agrees to treat the Trust and the Note consistently with the Intended Tax Characterization. The remainder of this discussion assumes that the Intended Tax Characterization is correct.

         An election to extend the maturity of all or any portion of the principal amount of the Notes in accordance with the procedures described herein should not be a taxable event for U.S. federal income tax purposes. This conclusion is based, in part, upon the Treasury Regulations governing original issue discount on debt instruments (the "OID REGULATIONS").

         Pursuant to Treasury Regulations governing modifications to the terms of debt instruments (the "MODIFICATION REGULATIONS"), the exercise of an option by a holder of a debt instrument to defer any scheduled payment of principal is a taxable event if, based on all the facts and circumstances, such deferral is considered material under the Modification Regulations. The Modification Regulations do not specifically address the unique features of the Notes (including their economic equivalence to an approximately five-year debt instrument containing holder put options). However, under the OID Regulations, for purposes of determining the yield and maturity of a debt instrument that provides the holder with an unconditional option or options, exercisable on one or more dates during the term of the debt instrument, that, if exercised, require payments to be made on the debt instrument under an alternative payment schedule or schedules (e.g., an option to extend the maturity of the debt instrument), a holder is deemed to exercise or not exercise an option or combination of options in a manner that maximizes the yield on the debt instrument. Since the spread will periodically increase during the term of the Notes from an initial amount equal to + 0.02% to an amount equal to + 0.04%, under the OID Regulations, as of the Issuance Date, original holders of the Notes should be deemed to elect to extend the maturity of all of the principal amount of the Notes to the Final Stated Maturity Date. Accordingly, under the OID Regulations, the Final Stated Maturity Date should be treated as the maturity date of the Notes for U.S. federal income tax purposes. Although it is unclear how the OID Regulations should apply in conjunction with the Modification Regulations to the Notes, Special Tax Counsel is of the opinion that, based upon the OID Regulations, an election to extend the maturity of all or any portion of the principal amount of the Notes in accordance with the procedures described herein should not be a taxable event for U.S. federal income tax purposes. In addition, the Notes should not constitute contingent payment debt instruments that would be subject to certain Treasury Regulations governing contingent payment obligations (the "CONTINGENT PAYMENT REGULATIONS").

         Under the treatment described above, the Notes should be treated as having been issued with de minimis original issue discount. Therefore, the Notes should not be treated as having been issued with original issue discount for U.S. federal income tax purposes.

         Prospective investors should note that, in particular because of the absence of authority directly addressing the unique features of the Notes, no assurance can be given that the IRS will accept, or that the courts will uphold, the characterization and the tax treatment of the Notes described above. If the IRS were successful in asserting that an election to extend the maturity of all or any portion of the principal amount of the Notes is a taxable event for U.S. federal income tax purposes, then holders of the Notes would be required to recognize any gain inherent in the Notes at the time of such an election. Also, if the IRS were successful in asserting that the Notes were subject to the Contingent Payment Regulations, the timing and character of income thereon would be affected. Among other things, holders of the Notes may be required to accrue original issue discount income, subject to adjustments, at a "comparable yield" on the issue price. Furthermore, any gain recognized with respect to the Notes would generally be treated as ordinary income. The foregoing is a summary of the views of Special Tax Counsel and is not to be construed as tax advice for the benefit of investors. Prospective investors should consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in, and extending the maturity of, the Notes.

         Prospective investors should also consult the general discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the Notes contained in the section called "Material United States Federal Income Tax Considerations" in the accompanying Prospectus Supplement.

                    PROVISIONS RELATING TO FUNDING AGREEMENT

         The spread for the Funding Agreement for the indicated periods is as follows:

                  PERIOD                                                                      SPREAD
                  ------                                                                      ------
     From and including the Issuance Date to but not including March 15, 2009                 + 0.02%
     From and including March 15, 2009 to but not including March 15, 2010                    + 0.03%
     From and including March 15, 2010 to but not including the Final Stated Maturity Date    + 0.04%

         In the event that the maturity date of a portion or all of the Notes is not extended, then the Trust will be required, no later than three Business Days from the applicable Election Date (as defined above), to provide notice of redemption regarding the applicable portion or all of the Funding Agreement, as applicable. Such notice will indicate (1) the redemption payment date (which will be the same date as the relevant Corresponding Maturity Date, as defined above), (2) the redemption price (which shall be the face amount of the Funding Agreement to be redeemed plus any accrued interest) and (3) if a portion of the Funding Agreement is to be redeemed, the face amount of the portion of the Funding Agreement to be redeemed on the redemption payment date. Such notice will be irrevocable.

         On and after receipt of the Trust's notice in accordance with the preceding paragraph, the Funding Agreement Provider may elect to redeem as of any date prior to the Corresponding Maturity Date all or any portion of the applicable portion of the Funding Agreement in accordance with the Prospectus and the Prospectus Supplement.

CAPITALIZED TERMS USED IN THE SCHEDULE TO THIS PRICING SUPPLEMENT WHICH ARE OTHERWISE NOT DEFINED HEREIN SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PRICING SUPPLEMENT OR THE PROSPECTUS SUPPLEMENT, AS APPLICABLE.

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                                       8